UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of: November 2026

Commission file number: 001-38610

ALARUM TECHNOLOGIES LTD.
(Translation of registrant’s name into English)

8 Yitzhak Sadeh Street
Tel-Aviv, 6777508 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

CONTENTS

Attached hereto and incorporated by reference herein is Alarum Technologies Ltd.’s (the “Registrant”) (i) Notice of an Annual General Meeting of Shareholders to be held on December 30, 2026, at 3:00 p.m. Israel time (the “Meeting”), Proxy Statement and Proxy Card for the Meeting, and (ii) voting instruction form which will be sent to the holders of American Depositary Shares by The Bank of New York Mellon.

Only shareholders of record who hold ordinary shares, no par value per share (the “Ordinary Shares”), or holders of American Depositary Shares representing Ordinary Shares, of the Registrant at the close of business on December 1, 2026, will be entitled to the notice of and to vote at the Meeting and any postponements or adjournments thereof.

This Report of Foreign Private Issuer on Form 6-K is incorporated by reference into the registration statements on Form S-8 (File Nos. 333-233510, 333-239249, 333-250138, 333-258744, 333-267586, 333-274585, 333-285941 and 333-296294) and Form F-3 (File No. 333-283429) of the Registrant, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.	Description
99.1	Notice of an Annual General Meeting to be held on December 30, 2026, at 3:00 p.m. Israel time.
99.2	Proxy Statement for the Annual General Meeting to be held on December 30, 2026, at 3:00 p.m. Israel time.
99.3	Proxy Card for the Annual General Meeting to be held on December 30, 2026, at 3:00 p.m. Israel time.
99.4	Voting Instruction Form for Holders of American Depositary Shares.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alarum Technologies Ltd. (Registrant)

Date: November 5, 2026	By	/s/ Omer Weiss
	Name:	Omer Weiss
	Title:	Corporate Legal Counsel

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